Exhibit 99.1

FF305 Page 1 of 10 v 1.3.0 Next Day Disclosure Return (Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares) Instrument: Equity issuer Status: New Submission Name of Issuer: KE Holdings Inc. Date Submitted: 22 September 2025 Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) (the “Main Board Rules”) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the “GEM Rules”). Section I 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02423 Description A. Changes in issued shares or treasury shares Events Changes in issued shares (excluding treasury shares) Number of issued shares (excluding treasury shares) As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3) Changes in treasury shares Number of treasury shares Issue/ selling price per share (Note 4) Total number of issued shares Opening balance as at (Note 1) 18 September 2025 3,430,132,293 0 3,430,132,293 1). Other (please specify) See Part B Date of changes 19 September 2025 % Closing balance as at (Notes 5 and 6) 19 September 2025 3,430,132,293 0 3,430,132,293

FF305 Page 2 of 10 v 1.3.0 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) 1). Repurchase of shares (or other securities) but not cancelled Date of changes 01 July 2025 848,220 % USD 5.8947 2). Repurchase of shares (or other securities) but not cancelled Date of changes 02 July 2025 851,841 % USD 5.8696 3). Repurchase of shares (or other securities) but not cancelled Date of changes 03 July 2025 845,517 % USD 5.9135 4). Repurchase of shares (or other securities) but not cancelled Date of changes 07 July 2025 724,755 % USD 6 5). Repurchase of shares (or other securities) but not cancelled Date of changes 08 July 2025 658,701 % USD 6.0432 6). Repurchase of shares (or other securities) but not cancelled Date of changes 09 July 2025 662,118 % USD 6.0412 7). Repurchase of shares (or other securities) but not cancelled Date of changes 10 July 2025 469,164 % USD 6.3943 8). Repurchase of shares (or other securities) but not cancelled Date of changes 11 July 2025 643,464 % USD 6.2163 9). Repurchase of shares (or other securities) but not cancelled Date of changes 14 July 2025 565,575 % USD 6.3131 10). Repurchase of shares (or other securities) but not cancelled Date of changes 15 July 2025 636,654 % USD 6.2828 11). Repurchase of shares (or other securities) but not cancelled Date of changes 16 July 2025 646,788 % USD 6.1844

FF305 Page 3 of 10 v 1.3.0 12). Repurchase of shares (or other securities) but not cancelled Date of changes 17 July 2025 639,606 % USD 6.2538 13). Repurchase of shares (or other securities) but not cancelled Date of changes 18 July 2025 634,935 % USD 6.2998 14). Repurchase of shares (or other securities) but not cancelled Date of changes 21 July 2025 469,818 % USD 6.3854 15). Repurchase of shares (or other securities) but not cancelled Date of changes 22 July 2025 468,291 % USD 6.4062 16). Repurchase of shares (or other securities) but not cancelled Date of changes 23 July 2025 459,873 % USD 6.5235 17). Repurchase of shares (or other securities) but not cancelled Date of changes 24 July 2025 454,161 % USD 6.6056 18). Repurchase of shares (or other securities) but not cancelled Date of changes 25 July 2025 462,606 % USD 6.485 19). Repurchase of shares (or other securities) but not cancelled Date of changes 28 July 2025 461,076 % USD 6.5065 20). Repurchase of shares (or other securities) but not cancelled Date of changes 29 July 2025 629,883 % USD 6.3504 21). Repurchase of shares (or other securities) but not cancelled Date of changes 30 July 2025 643,881 % USD 6.2123 22). Repurchase of shares (or other securities) but not cancelled Date of changes 31 July 2025 650,973 % USD 6.1446 23). Repurchase of shares (or other securities) but not cancelled Date of changes 01 August 2025 659,943 % USD 6.0611

FF305 Page 4 of 10 v 1.3.0 24). Repurchase of shares (or other securities) but not cancelled Date of changes 04 August 2025 837,858 % USD 5.9676 25). Repurchase of shares (or other securities) but not cancelled Date of changes 05 August 2025 853,635 % USD 5.8573 26). Repurchase of shares (or other securities) but not cancelled Date of changes 06 August 2025 856,542 % USD 5.8374 27). Repurchase of shares (or other securities) but not cancelled Date of changes 07 August 2025 844,956 % USD 5.9175 28). Repurchase of shares (or other securities) but not cancelled Date of changes 08 August 2025 846,738 % USD 5.9016 29). Repurchase of shares (or other securities) but not cancelled Date of changes 11 August 2025 848,859 % USD 5.8903 30). Repurchase of shares (or other securities) but not cancelled Date of changes 12 August 2025 845,643 % USD 5.9127 31). Repurchase of shares (or other securities) but not cancelled Date of changes 13 August 2025 652,620 % USD 6.1291 32). Repurchase of shares (or other securities) but not cancelled Date of changes 14 August 2025 649,845 % USD 6.1553 33). Repurchase of shares (or other securities) but not cancelled Date of changes 15 August 2025 646,476 % USD 6.1321 34). Repurchase of shares (or other securities) but not cancelled Date of changes 18 August 2025 670,146 % USD 6.0375 35). Repurchase of shares (or other securities) but not cancelled Date of changes 19 August 2025 661,179 % USD 6.0498

FF305 Page 5 of 10 v 1.3.0 36). Repurchase of shares (or other securities) but not cancelled Date of changes 20 August 2025 657,939 % USD 6.0796 37). Repurchase of shares (or other securities) but not cancelled Date of changes 21 August 2025 654,834 % USD 6.1084 38). Repurchase of shares (or other securities) but not cancelled Date of changes 22 August 2025 648,015 % USD 6.1727 39). Repurchase of shares (or other securities) but not cancelled Date of changes 25 August 2025 632,877 % USD 6.3203 40). Repurchase of shares (or other securities) but not cancelled Date of changes 26 August 2025 632,658 % USD 6.3225 41). Repurchase of shares (or other securities) but not cancelled Date of changes 27 August 2025 351,438 % USD 5.9894 42). Repurchase of shares (or other securities) but not cancelled Date of changes 29 August 2025 1,192,125 % USD 5.8719 43). Repurchase of shares (or other securities) but not cancelled Date of changes 02 September 2025 1,146,105 % USD 6.0976 44). Repurchase of shares (or other securities) but not cancelled Date of changes 03 September 2025 1,129,902 % USD 6.1952 45). Repurchase of shares (or other securities) but not cancelled Date of changes 04 September 2025 1,132,359 % USD 6.1818 46). Repurchase of shares (or other securities) but not cancelled Date of changes 05 September 2025 1,110,219 % USD 6.304 47). Repurchase of shares (or other securities) but not cancelled Date of changes 08 September 2025 1,096,452 % USD 6.3821

FF305 Page 6 of 10 v 1.3.0 48). Repurchase of shares (or other securities) but not cancelled Date of changes 09 September 2025 1,050,570 % USD 6.663 49). Repurchase of shares (or other securities) but not cancelled Date of changes 10 September 2025 1,055,388 % USD 6.6274 50). Repurchase of shares (or other securities) but not cancelled Date of changes 11 September 2025 519,324 % USD 6.6563 51). Repurchase of shares (or other securities) but not cancelled Date of changes 12 September 2025 408,906 % USD 6.6722 52). Repurchase of shares (or other securities) but not cancelled Date of changes 15 September 2025 685,164 % USD 6.5677 53). Repurchase of shares (or other securities) but not cancelled Date of changes 16 September 2025 652,602 % USD 6.63 54). Repurchase of shares (or other securities) but not cancelled Date of changes 17 September 2025 292,908 % USD 6.828 55). Repurchase of shares (or other securities) but not cancelled Date of changes 18 September 2025 675,684 % USD 6.6599 56). Repurchase of shares (or other securities) but not cancelled Date of changes 19 September 2025 676,950 0.019 % USD 6.6463 Remarks: Issued shares as a % of existing number of issued shares before relevant share issue calculated based on the Company's total number of issued shares of 3,572,204,120 shares (comprising 3,430,132,293 Class A ordinary shares and 142,071,827 Class B ordinary shares).

FF305 Page 7 of 10 v 1.3.0 Confirmation Not applicable Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return. 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305 Page 8 of 10 v 1.3.0 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). Repurchase report Section II 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02423 Description A. Repurchase report Trading date Number of shares repurchased Method of repurchase (Note 1) Repurchase price per share or highest repurchase price per share $ Lowest repurchase price per share $ Aggregate price paid $ 1). 19 September 2025 676,950 On another stock exchange New York Stock Exchange USD 6.67 USD 6.59 USD 4,499,190 Total number of shares repurchased 676,950 Aggregate price paid $ USD 4,499,190 Number of shares repurchased for cancellation 676,950 Number of shares repurchased for holding as treasury shares 0 B. Additional information for issuer who has a primary listing on the Exchange 1). Date of the resolution granting the repurchase mandate 27 June 2025 2). Total number of shares which the issuer is authorised to repurchase under the repurchase mandate 360,216,007 3). Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate (a) 41,791,068 4). As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate (a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate 1.16% 5). Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A (Note 2) Up to 19 October 2025

FF305 Page 9 of 10 v 1.3.0 We hereby confirm that the repurchases set out in A above which were made on another stock exchange were made in accordance with the applicable Main Board Rules and there have been no material changes to the particulars contained in the Explanatory Statement dated 17 April 2025 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the applicable rules applying to purchases made on that other exchange. Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 10 of 10 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Siting Li (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)